Exhibit 99.1

 NEWS RELEASE

Calgary, Alberta, Canada – February 10, 2011
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
REPORTS 2010 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Corporation (“Precision” or the “Corporation”) reported net earnings of $6 million or $0.02 per diluted share for the three months ended December 31, 2010 compared to a net loss of $25 million or $0.09 per diluted share for the fourth quarter of 2009. Financing costs for the fourth quarter of 2010 were $109 million which includes a non-cash charge of $91 million ($0.29 per diluted share after tax) related to Precision’s long-term debt refinancing that was completed during the quarter.

Revenue for the fourth quarter of 2010 totalled $436 million compared to $286 million for the same period of 2009.   Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $145 million for the fourth quarter of 2010 compared to $93 million for the fourth quarter of 2009.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles ("GAAP") see "Non-GAAP Measures" in this report.  The increase in drilling activity both in Canada and the United States in the fourth quarter of 2010 over the same period of 2009 led to the 52% increase in revenue and the 57% increase in EBITDA.

Revenue for the third quarter of 2010 was $359 million and EBITDA totalled $113 million.  Fourth quarter 2010 revenue and EBITDA were higher than the third quarter of 2010 due to higher utilization and rates in the Canadian and United States drilling operations as well as in Precision’s other service offerings.

For the year ended December 31, 2010, Precision reported net earnings of $62 million or $0.22 per diluted share compared to net earnings of $162 million or $0.63 per diluted share for the same period of 2009.  Revenue for the year was $1,430 million compared to $1,197 million for 2009.  EBITDA totalled $435 million for 2010 compared to $407 million for 2009.  Higher activity levels in 2010 were offset by lower average pricing as more Tier 2 and Tier 3 rigs went to work. Results for the year ended December 31, 2010 include a loss on settlement of debt totalling $116 million related to the expensing of deferred debt issue costs mainly arising from the refinancing that occurred in late 2010 compared to a loss of $18 million in 2009 arising from the settlement of the unsecured bridge facility and the voluntary prepayments on the term loan A and term loan B notes.  In addition, a foreign exchange gain of $13 million was included in the 2010 results as compared to a foreign exchange gain of $123 million for the same period of 2009 which also included an $82 million charge for asset decommissioning compared to no charge for the current year.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “The resurgence of oil targeted drilling in Canada and the United States, and particularly the application of horizontal drilling in both conventional and unconventional oil resource plays continues to drive strong demand for our High Performance, High Value services.

We have fully contracted our previously announced 2011 five rig new build program and have several prospects in the final stages of negotiation for additional new build rigs.  From our discussions with customers, we understand that all of these new build rigs are intended for oil and liquids rich natural gas drilling targets.  Approximately 60% of Precision’s rigs working today are drilling for oil or liquids rich natural gas targets and approximately 80% are drilling complex horizontal or directional wells.”

“In the United States, the strong oil and liquids rich natural gas demand for Tier 1 and Tier 2 rigs continues to absorb rigs that have been let go as our customers reduce activity in dry gas resource plays.  We continue to see additional opportunities for new build Super Series rigs to satisfy this rapidly developing market.  Over the past 18 months, oil has re-emerged as a key driver for Precision and we believe that trend is sustainable and will continue to provide Precision with organic growth opportunities. The same trend holds true in Canada, where oil drilling increases in the Cardium, Viking and Upper and Lower Shaunavon and the growth of several SAGD projects is expected to result in year over year growth in oil driven activity.”

“During the fourth quarter of 2010, Precision realized improved average revenue per day over the third quarter of 2010 in both Canada and the United States.  These higher rates coupled with higher utilizations in both markets led to a fourth quarter EBITDA increase of 57% from prior year levels and an increase of 29% from the third quarter of 2010.”

“Precision’s average active rig count in the United States for the fourth quarter of 2010 was up four rigs over the third quarter of the year and 52% over the same period in 2009.  Precision’s active rig count in the United States is currently 102 and we expect it to stay at this level or increase modestly over the coming months as Precision’s new build rigs enter the market.  If low natural gas prices persist, there is the potential for further regional pullback in gas related activity; however, we would expect most of these rigs to be absorbed by oil and liquids rich natural gas drilling activity.   As demand for Super Series and Tier 2 rigs remains strong, average dayrates in the United States markets are continuing to modestly improve from previous quarters.”

“Canadian drilling activity is at levels that haven’t been reached for several years. Precision’s current active rig count in Canada is 155 and the average rig count of 106 for the fourth quarter of 2010 was 29% higher than the third quarter of 2010 and 48% higher than the comparable quarter of 2009.   Most of this increase is driven by unconventional horizontal drilling and completion techniques being applied to conventional oil reservoirs in Western Canada.  We believe that with the exception of the traditional spring break-up slow down, most of this oil related drilling demand will continue.  Higher market dayrates are being realized in Canada because of the strong demand for high performance drilling assets.”

“Precision continues to seize market opportunities; during 2010 we contracted and began construction of nine new rigs.  Five of these new build rigs are Super Singles of which four have been delivered on time and on budget.  Three of these rigs are working in Canada and one in the United States and the remaining rig will be delivered by the end of the second quarter of 2011 into the United States.  Four rigs are Super Triples, of which two are working in the United States while the remaining two are expected to be deployed in the United States by mid-year 2011.”

“For 2011, Precision previously announced the construction of four Super Single rigs for Canada and one Super Triple rig for the United States.  All of these rigs have been contracted, with four of those being signed in the last month.  The new build rig contracts for 2010 and 2011 have an average term of approximately three years.  Precision is continuing its high value focused organic growth program as we believe there will be additional opportunities for new build Super Series rigs which will provide the High Performance, High Value service that meets and exceeds customer requirements.  With the completion of the late 2010 refinancing, Precision’s balance sheet is stronger and provides the financial flexibility to capitalize on potential opportunities as Precision looks toward expanding its drilling, directional drilling and international presence during 2011”, concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars, except per share/unit amounts)	2010	2009	% Change	2010	2009	% Change
Revenue	$435,537	$286,067	52.2	$1,429,653	$1,197,446	19.4
EBITDA(1)	145,389	92,615	57.0	435,383	407,001	7.0
Net earnings (loss)	5,543	(24,885)	n/m	62,091	161,703	(61.6)
Cash provided by operations	75,192	70,631	6.5	305,395	504,729	(39.5)
Capital spending:
Upgrade capital	54,008	8,483	536.7	104,722	30,303	245.6
Expansion capital	56,940	5,509	933.6	71,179	163,132	(56.4)
Proceeds on sale	(2,885)	(5,721)	(49.6)	(12,256)	(15,978)	(23.3)
Net capital spending	108,063	8,271	1,206.5	163,645	177,457	(7.8)

Net earnings (loss) - per share/unit:
Basic	0.02	(0.09)	n/m	0.23	0.65	(64.6)
Diluted	0.02	(0.09)	n/m	0.22	0.63	(65.1)

Contract drilling rig fleet	355	352	0.9	355	352	0.9
Drilling rig utilization days:
Canada	9,730	6,595	47.5	31,176	21,229	46.9
United States	8,915	5,899	51.1	32,450	22,672	43.1
International	122	172	(29.1)	602	710	(15.2)
Service rig fleet(2)	220	220	-	220	220	-
Service rig operating hours(2)	84,758	64,045	32.3	294,126	219,649	33.9
(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)n/m	Now includes snubbing services. Comparative numbers have been restated to reflect this change. calculation not meaningful.

FINANCIAL POSITION AND RATIOS

(stated in thousands of Canadian dollars, except ratios)	December 31, 2010	December 31, 2009
Working capital	$460,149	$320,860
Working capital ratio	3.1	3.5
Long-term debt(1)	$804,494	$748,725
Total long-term financial liabilities	$834,813	$775,418
Total assets	$4,296,788	$4,191,713
Long-term debt to long-term debt plus equity ratio(1)	0.24	0.22
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

Revenue in the fourth quarter of 2010 was $149 million higher than the prior year period.  The increase was due to a year-over-year increase in rates and utilization days both in Canada and the United States.  The mix of drilling rigs working under term contracts and well-to-well contracts moved average dayrate pricing higher in the United States and Canada during the quarter over the third quarter of 2010.  Revenue in Precision's Contract Drilling Services segment increased by 53% while revenue increased 46% in the Canadian based Completion and Production Services segment in the fourth quarter of 2010 compared to the prior year quarter.

EBITDA margin (EBITDA as a percentage of revenue) was 33% for the fourth quarter of 2010 compared to 32% for the same period in 2009.   The increase in EBITDA margin was primarily attributable to higher utilizations and higher average dayrates in both markets in the fourth quarter of 2010 versus the prior year period. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

In the Contract Drilling Services segment, Precision currently owns 357 contract drilling rigs, including 203 in Canada, 151 in the United States and three rigs in international locations and 82 drilling rig camps.  Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 80 water treatment units and a broad mix of rental equipment.

During the quarter, an average of 106 drilling rigs worked in Canada and 98 worked in the United States and Mexico totalling an average of 204 rigs working.  This compares with an average of 176 rigs working in the third quarter of 2010 and 138 rigs in the fourth quarter a year ago.

Precision’s priorities are threefold:

1.	Deliver the High Performance, High Value level of services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation.

2.
Focus on North American organic growth program.  Precision’s 2010 new build rig  program included nine rigs.  Six of those rigs are complete and working and the remaining three are projected to be completed and working by the end of the second quarter of 2011.  Precision’s 2011 new build rig program currently stands at five rigs, all of which are contracted and expected to be completed by the end of 2011.  Total capital spending for 2010 was $176 million.  For 2011, the Corporation previously announced an estimated $405 million in capital expenditures but as a result of additional equipment on contracted rigs and the timing of expenditures that total is now projected to be $423 million.

3.
Improve financial flexibility, which provides the financial liquidity to be able to continue to seize opportunities to grow the Corporation.  Precision plans on pursuing both organic growth and acquisition opportunities in the directional drilling and international drilling arena during 2011.  During the fourth quarter of 2010, Precision refinanced its long-term debt with the issuance of US$650 million of senior unsecured notes due in 2020.  These unsecured notes bear interest at 6.625% per annum.  The net proceeds from the notes offering were used to repay, in full, the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities.  In conjunction with the closing of the notes offering, Precision terminated its then existing senior secured credit facilities and entered into a new US$550 million senior secured revolving credit facility expiring in 2013.

As previously disclosed in Note 26 to the December 31, 2009 financial statements, certain Canadian tax authorities may review prior period transactions.  On February 9, 2011, the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year. The Corporation is in the process of carefully reviewing the reassessment. Precision will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process requires the Corporation to pay or post security of approximately $108 million. This appeal process could be lengthy and the ultimate outcome of the process is unknown.

Oil prices were higher and natural gas prices were lower during the fourth quarter of 2010 than a year ago.  For the fourth quarter of 2010 AECO natural gas spot prices averaged $3.62 per MMBtu, 20% lower than the fourth quarter 2009 average of $4.53 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$3.78 per MMBtu in the fourth quarter of 2010, a decrease of 12% over the fourth quarter 2009 average of

US$4.29 per MMBtu.  West Texas Intermediate crude oil averaged US$85.06 per barrel during the quarter, 12% higher when compared to US$75.83 per barrel in the same period in 2009.

Summary for the three months ended December 31, 2010:

•    Precision continues to have a strong balance sheet.  As at December 31, 2010 Precision had a debt to capitalization ratio of 0.24, a cash balance of $257 million and, in combination with availability under its revolving credit facility and demand operating lines, continued to maintain ample liquidity.
•    Operating earnings were $95 million and 22% of revenue, compared to $57 million and 20% of revenue in 2009 after adjusting for an $82 million charge related to the decommissioning of assets. Operating earnings were positively impacted by the increase in activity in all of Precision’s service offerings over the same period in 2009.
•    Financial charges were $109 million, an increase of $74 million from the fourth quarter of 2009 due to the refinancing of Precision’s long-term debt which required the Corporation to take a non-cash charge of $91 million for the expensing of deferred financing costs related to the previously outstanding long-term debt compared to an $8 million charge in 2009 related to the settlement of the unsecured bridge facility and the voluntary prepayments on the term loan A and term loan B notes.
• The majority of Precision’s credit facilities are denominated in U.S. dollars.  Precision designated its new foreign currency long-term debt as a hedge of its exposure to changes in the carrying values of certain self-sustaining operations.    During the fourth quarter, the Canadian dollar strengthened in relation to the U.S. dollar giving rise to unrealized translation gains which accounted for most of the $1 million foreign exchange gain recognized in the quarter compared to an $18 million gain in 2009.
•    Capital expenditures for the purchase of property, plant and equipment were $111 million in the fourth quarter, an increase of $97 million over the same period in 2009.  Capital spending for the fourth quarter of 2010 included $57 million for expansion capital and $54 million on the maintenance and upgrade of existing assets.
•    Average revenue per utilization day for contract drilling rigs increased in the fourth quarter of 2010 to US$19,424 from the prior year fourth quarter of US$19,059 in the United States and increased in Canada from $16,513 in the fourth quarter of 2009 to $17,149 for the fourth quarter of 2010. The increase in revenue rates for the fourth quarter in the United States reflects the greater proportion of rigs working under term contracts,  the pricing leverage of higher utilization and increased turnkey revenue compared to the prior year partially offset by idle but contracted rig revenue in 2009.  In the United States, for the fourth quarter of 2010, 64% of Precision’s working rigs were working under term contract compared to 55% in the 2009 comparative period.  For the fourth quarter of 2010 revenue in the United States  includes US$1 million  generated from idle but contracted rigs associated with term customer contracts, a reduction of US$7 million compared to the prior year fourth quarter.  Turnkey revenue for the fourth quarter of 2010 was US$12 million compared with US$3 million in 2009. In Canada, contract drilling rates have increased from the prior year comparative period due to higher rig activity and increased demand for Precision’s Canadian rigs.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $679 in the fourth quarter of 2010 compared to $640 in the fourth quarter of 2009.
• Average operating costs per day for drilling rigs increased in the fourth quarter of 2010 to US$12,681 from the prior year fourth quarter of US$11,934 in the United States and decreased from $8,724 to $8,687 in Canada. The cost decrease in Canada was primarily due to cost control efforts offset by a labour rate increase that became effective at the beginning of the fourth quarter. In the United States, the increase was due to higher repairs and maintenance, proportionately higher activity in turnkey services and higher sales and use taxes.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $476 in the fourth quarter of 2010 as compared to $455 in the fourth quarter of 2009 due to a labour cost increase in late 2010 which was offset by an increase in the revenue rate.
•General and administrative expenses were $34 million, an increase of $11 million from the fourth quarter of 2009 as incentive compensation costs tied to share price performance increased due to the rise in Precision’s share price.

Summary for the year ended December 31, 2010:

•    Revenue was $1,430 million, an increase of $232 million or 19% from the prior year due to higher activity in both of Precision’s business segments.
•    Operating earnings were $253 million, an increase of $66 million from 2009. Excluding the decommissioning charge in 2009 operating earnings for 2010 were down from the prior year by $16 million.  Operating earnings were 18% of revenue, compared to 22% in 2009 excluding the charge for equipment decommissioning. This decrease was primarily due to lower average dayrates realized for the full year of 2010 compared to 2009.
•    Capital expenditures for the purchase of property, plant and equipment were $176 million in 2010, a decrease of $18 million over 2009, and included $71 million on expansionary capital initiatives and $105 million on the maintenance and upgrade of existing assets.  During 2009, 16 new build Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and nine in the United States.  During 2010, four new build Super Series rigs were added to the fleet with two in Canada and two in the United States.
•    Financial charges were $211 million, an increase of $64 million from the prior year, as reduced interest charges were offset by a non-cash charge of $116 million for the expensing of deferred financing costs on the repayment of the term loan A and term loan B notes.
•    During 2010, Precision recorded a foreign exchange gain of $13 million compared to a $123 million gain in 2009. A significant component of the change in the foreign exchange gain relates to the translation of Precision’s U.S. dollar denominated term loan A and term loan B notes which were repaid and replaced with U.S. dollar denominated debt that is accounted for as a hedge against certain self sustaining U.S. dollar denominated operations.
•    General and administrative costs were $9 million higher in 2010 as compared to 2009 as share based incentive compensation expenses increased due to the rise in Precision’s share price.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue for the Corporation.  Precision expects to have an average of approximately 110 rigs and 93 rigs committed under term contracts in North America in the first and second quarters of 2011, respectively, and an average of 85 rigs contracted for the entire year of 2011.  In Canada, term contracted rigs generate from 200 to 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 350 utilization days per rig year in most regions.

For 2011, based on the current position, Precision expects to have an average of 33 rigs in Canada under term contract, 50 in the United States and two in Mexico.  Since the third quarter 2010 earnings release in October, Precision has added term contracts that increased the expected average for 2011 from 65 rigs to 85 rigs working under term contract.  For 2012, Precision currently has term contracts in place for an average of  33 rigs, with 19 in Canada and 14 in the United States and Mexico.

During the fourth quarter, Precision entered into new contracts with the same major service provider for the two 3,000 horsepower rigs that have been working in Mexico for the past several years.  These term contracts are for approximately 30 months and are expected to expire in early 2013.

Capital expenditures are expected to be approximately $423 million for 2011 and include $117 million for sustaining and infrastructure expenditures and are based upon currently anticipated activity levels for 2011. Additionally, $184 million is slated for expansion capital and includes the cost to complete the remaining five of the nine new build rigs previously announced and an anticipated five additional new rig builds for 2011. The total capital expenditures also include the cost to upgrade eight to twelve rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory at an anticipated cost of $122 million. These long lead time items include top drives, masts and engines, that can be used for North American or international new build opportunities and rig tier upgrades. Precision expects that the $423 million will be split $371 million in the Contract Drilling segment and $52 million in the Production and Completion segment.

2010 experienced substantially higher drilling activity in Canada and the United States than the prior year. The demand for energy is rising as the global economies are starting to improve.  There is also increased liquidity in the capital markets as well as higher oil commodity prices which is providing some of Precision’s customers’ liquidity to increase drilling programs.  The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. According to industry sources, as at February 4, 2011, the United States active land drilling rig count was up about 33% from the same period in the prior year while the Canadian drilling rig count had increased about 12%.  With the year-over-year improvements in rig utilization, there has been a recent improvement in spot market dayrates charged to customers in Canada, with most of the increases coming in 2011. There still continues to be modest improvements in average dayrates in the United States.  The improvements in dayrates in Canada are expected to hold for the remainder of 2011 and United States average rates are expected to continue to modestly improve.

Due to the increased demand for drilling rigs, Precision is experiencing increased demand for rig personnel.  On October 1, 2010 a wage increase for Canadian rig based personnel went into effect.  Precision is also seeing this increase in demand for rig personnel in the United States which resulted in a December wage increase.  Precision expects to recoup the majority of these wage increases through higher dayrates to our customers.

Natural gas production in the United States has remained strong despite reduced drilling activity over the last two years.  However with the recent cold weather in North America, United States natural gas storage levels as at the end of January 2011 are near the five-year average and 3% below storage levels of a year ago.  This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count as at February 4, 2011 is 84% higher than it was a year ago.  Precision has more equipment working in oil related plays than at any time in the last 20 years; however, approximately 40% of Precision’s current active rig count is drilling for dry natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels.  To date, there have been some changes in customers’ natural gas drilling plans reflected in a decline in the rig count targeting dry gas plays.  If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.  With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.

Despite near term challenges, the future of the global oil and gas industry remains promising. For Precision, 2011 represents an opportunity to demonstrate our value to customers through delivery of High Performance, High Value services that deliver low customer well costs and strong margins to Precision.

As of January 1, 2011, Precision began preparing its financial statements under International Financial Reporting Standards (“IFRS”) and future financial statements will be required to be prepared in compliance with IFRS as if

Precision had always followed these standards.  Certain first-time adoption elections may be made which will impact the opening balance sheet amounts and those key first-time elections are discussed later in this report under the section “Transition to International Financial Reporting Standards (IFRS).”

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and water treatment divisions.

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars)	2010	2009	% Change	2010	2009	% Change
Revenue:
Contract Drilling Services	$367,141	$239,356	53.4	$1,212,656	$1,030,852	17.6
Completion and Production Services	71,596	49,119	45.8	227,835	176,422	29.1
Inter-segment eliminations	(3,200)	(2,408)	32.9	(10,838)	(9,828)	10.3
	$435,537	$286,067	52.2	$1,429,653	$1,197,446	19.4

EBITDA(1)
Contract Drilling Services	$137,073	$88,924	54.1	$416,638	$397,467	4.8
Completion and Production Services	22,257	12,683	75.5	59,158	42,499	39.2
Corporate and other	(13,941)	(8,992)	55.0	(40,413)	(32,965)	22.6
	$145,389	$92,615	57.0	$435,383	$407,001	7.0
 (1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,					Year ended December 31,
(stated in thousands of Canadian dollars, except where noted)	2010		2009		% Change	2010		2009		% Change
Revenue		$367,141		$239,356	53.4		$1,212,656		$1,030,852	17.6
Expenses:
Operating		212,799		138,712	53.4		738,515		578,225	27.7
General and administrative		17,269		11,720	47.3		57,503		55,160	4.2
EBITDA (1)		137,073		88,924	54.1		416,638		397,467	4.8
Loss on asset decommissioning		–		67,794	(100.0)		–		67,794	(100.0)
Depreciation		43,617		31,882	36.8		156,179		118,889	31.4
Operating earnings (loss)(1)		$93,456		$(10,752)	n/m		$260,459		$210,784	23.6
Operating earnings (loss) as a percentage of revenue		25.5%		(4.5%)			21.5%		20.4%
Drilling rig revenue per utilization day in Canada(2)		$17,149		$16,113	3.8		$16,139		$17,824	(9.5)
Drilling rig revenue per utilization day in the United States(2)	US$	19,424	US$	19,059	1.9	US$	18,965	US$	22,951	(17.4)
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.
n/m calculation not meaningful.

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	799	203	829
Drilling rig operating days (spud to release)	8,661	35,944	5,864	24,988
Drilling rig operating day utilization	47%	49%	28%	32%
Number of wells drilled	1,119	4,034	657	2,643
Average days per well	7.7	8.9	8.9	9.5
Number of metres drilled (000s)	1,662	6,542	1,035	4,193
Average metres per well	1,485	1,622	1,575	1,587
Average metres per day	192	182	176	168

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	799	203	829
Drilling rig operating days (spud to release)	27,975	119,300	18,967	78,005
Drilling rig operating day utilization	38%	41%	23%	25%
Number of wells drilled	3,196	11,936	2,198	8,254
Average days per well	8.8	10.0	8.6	9.5
Number of metres drilled (000s)	5,119	20,298	3,316	12,470
Average metres per well	1,602	1,701	1,509	1,511
Average metres per day	183	170	175	160
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	78	1,297	82	1,287
June 30	88	1,464	50	885
September 30	93	1,603	53	936
December 31	97	1,665	64	1,073
Year to date average	89	1,514	62	1,046
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the fourth quarter of 2010 increased by 53% to $367 million and EBITDA increased by 54% to $137 million compared to the same period in 2009. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand due to the improvement in global oil prices.  In the fourth quarter drilling rig revenue per utilization day in Canada was up 4% over the prior year as a result of increased rates in the more active spot market.  During the quarter, 30% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 36% in 2009 while in the United States 60% of utilization days were generated from rigs under term contract. The majority of the additional activity was associated with oil related plays.  As at the end of the quarter in the United States, Precision had 65 drilling rigs working under term contracts and 40 in Canada.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the fourth quarter of 2010 were 9,730, an increase of 48% compared to 6,595 in 2009.   Drilling rig activity for Precision in the United States was 51% higher than the same quarter of 2009 due to the recovery of drilling rig activity which began in the third quarter of 2009.  On average Precision had one rig working in Mexico during the fourth quarter of 2010 and averaged two rigs in the corresponding quarter of 2009.  Precision's camp and catering division benefited from the start up of a 500 man base camp in Canada that is contracted through the second quarter 2011.

Contract Drilling Services operating costs were 58% of revenue for the quarter which was in-line with the prior year. On a per day basis, operating costs for the drilling rig division in Canada were in line with the prior year as an increase in crew wage expense was offset by the differences in rig mix as 2009 had a higher proportion of days from deeper rigs which typically require more ancillary equipment and utilize a larger crew complement. Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2009 due to higher repairs and maintenance, proportionately higher turnkey services and sales and use taxes.

Quarterly depreciation in the Contract Drilling Services segment increased 37% from the prior year due to the increase in activity in both Canada and the United States. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.  During 2009, the Contract Drilling Services segment recognized a non-cash charge of $68 million related to the decommissioning of 38 drilling rigs.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars, except where noted)	2010	2009	% Change	2010	2009	% Change
Revenue	$71,596	$49,119	45.8	$227,835	$176,422	29.1
Expenses:
Operating	46,143	33,528	37.6	159,071	123,846	28.4
General and administrative	3,196	2,908	9.9	9,606	10,077	(4.7)
EBITDA(1)	22,257	12,683	75.5	59,158	42,499	39.2
Loss on asset decommissioning	–	14,379	(100.0)	–	14,379	(100.0)
Depreciation	5,327	4,781	11.4	21,491	17,186	25.0
Operating earnings (loss)(1)	$16,930	$(6,477)	n/m	$37,667	$10,934	244.5

Operating earnings (loss) as a percentage of revenue	23.6%	(13.2%)		16.5%	6.2%

Well servicing statistics:(2)
Number of service rigs (end of period)	220	220	-	220	220	-
Service rig operating hours	84,758	64,045	32.3	294,126	219,649	33.9
Service rig operating hour utilization	42%	32%		37%	27%
Service rig revenue per operating hour	$679	$640	6.1	$637	$662	(3.8)
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Now includes snubbing services. Comparative numbers have been restated to reflect this change.
n/m calculation not meaningful.

Completion and Production Services segment revenue for the fourth quarter increased by 46% from 2009 to $72 million and EBITDA increased by 75% to $22 million.  The increase in revenue and EBITDA is attributed to the increase in activity as customers increased spending in response to higher oil and liquids rich natural gas commodity prices.

Service and snubbing activity increased 32% from the prior year period, with the fleet generating 84,758 operating hours in the fourth quarter of 2010 compared with 64,045 hours in the prior year quarter for utilization of 42% and 32%, respectively.  The increase was a result of higher service rig demand for completions of new wells along with production maintenance of existing wells, both with an emphasis on oil wells.  New well completions accounted for 30% of service rig operating hours in the fourth quarter compared to 27% in the same quarter in 2009.

Average service revenue increased $39 per operating hour to $679 from the prior year period due to a crew wage increase in the fourth quarter that was passed along to customers.

Operating costs as a percentage of revenue decreased to 64% in the fourth quarter of 2010 from 68% in the same period of 2009 as fixed costs spread over a higher activity base was partially offset by higher crew wages in the service rig division.  Operating costs per service rig operating hour have increased slightly over the comparable period in 2009 due primarily to higher wages, and higher repair and maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the fourth quarter of 2010 was 11% higher than the prior year due to higher equipment utilization.   The well servicing operation uses the unit of production method of calculating depreciation.

 SEGMENT REVIEW OF CORPORATE AND OTHER

The Corporate and other segment had an EBITDA loss of $14 million for the fourth quarter of 2010 and was higher than the prior year comparative period by $5 million due to increased costs associated with the share based performance incentive plans and higher professional fees in the current year quarter.

OTHER ITEMS

Net financial charges were $109 million for the fourth quarter of 2010 which increased $74 million over the prior year quarter. The increase was attributable to a loss on settlement of debt facility which represented the expensing of deferred financing costs related to the refinancing of Precision’s term loan A and term loan B credit facilities during the fourth quarter of 2010.

The Corporation had a foreign exchange gain of $1 million during the fourth quarter of 2010 due to the strengthening of the Canadian dollar versus the United States dollar.

Precision’s effective tax rate on earnings before income taxes for 2010 was negative 15% compared to nil for the same period in 2009.

LIQUIDITY AND CAPITAL RESOURCES

In June 2010, Precision converted to a corporation pursuant to a Plan of Arrangement under the Business Corporations Act of Alberta.  Precision obtained approval for the conversion from its unitholders in conjunction with its 2010 Annual and Special Meeting of Unitholders held on May 11, 2010.  An information circular and proxy statement were mailed to unitholders in connection with the meeting.

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require 2 to 5 year term contracts in order to mitigate capital recovery risk.

During the fourth quarter of 2010 Precision used $134 million in operating cash inflow to fund a $58 million increase in non-cash working capital and $70 million in net capital spending.  In addition Precision added a net $47 million in cash from financing activities.  Liquidity remains sufficient as Precision had a cash balance of $257 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at December 31, 2010.  In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management.  During the current quarter, working capital increased by $68 million over the third quarter of 2010 to $460 million.

During November 2010, Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “Unsecured Notes”) in a private placement. The net proceeds from the Unsecured Notes offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities.  At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the Unsecured Notes offering, Precision terminated its existing secured credit facilities and entered into a new US$550 million senior secured revolving credit facility expiring in 2013. Subject to certain conditions, the new Secured Facility may be increased by an additional US$100 million.

As at December 31, 2010, the Corporation was in compliance with the covenants under the Secured Facility.  Precision expects to remain in compliance with financial covenants under its Secured Facility and have complete access to credit lines during 2011.

The current blended cash interest cost of Precision’s debt is approximately 7.3%. Precision considers its new U.S. dollar denominated long-term debt to hedge its exposure to changes in the carrying values of certain self-sustaining operations as a result of changes in foreign exchange rates.  To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY

(stated in thousands of Canadian dollars, except per share/unit amounts)
	2010
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$373,136	$261,828	$359,152	$435,537
EBITDA(1)	118,403	58,994	112,597	145,389
Net earnings (loss):	62,017	(66,547)	61,078	5,543
Per basic share/unit	0.23	(0.24)	0.22	0.02
Per diluted share/unit	0.22	(0.24)	0.21	0.02
Cash provided by operations	20,624	142,004	67,575	75,192
Distributions - declared	$-	$-	$-	$-

	2009
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$448,445	$209,597	$253,337	$286,067
EBITDA(1)	169,387	59,260	85,739	92,615
Net earnings:	57,417	57,475	71,696	(24,885)
Per basic share/unit	0.30	0.23	0.26	(0.09)
Per diluted share/unit	0.28	0.22	0.25	(0.09)
Cash provided by operations	201,596	212,554	19,948	70,631
Distributions - declared	$6,408	$-	$-	$-
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

NON-GAAP MEASURES
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors.  The following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings (loss), EBITDA, as derived from information reported in the Consolidated Statements of Earnings (Loss) and Retained Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings (loss) under GAAP, as disclosed in the Consolidated Statement of Earnings (Loss) and Retained Earnings, to EBITDA.

	Three months ended December 31,		Year ended December 31,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009
EBITDA	$145,389	$92,615	$435,383	$407,001
Add (deduct):
Loss on asset decommissioning	-	(82,173)	-	(82,173)
Depreciation and amortization	(50,431)	(35,451)	(182,719)	(138,000)
Foreign exchange	1,042	17,791	12,712	122,846
Finance charges	(108,508)	(34,454)	(211,327)	(147,401)
Income taxes	18,051	16,787	8,042	(570)
Net earnings (loss)	$5,543	$(24,885)	$62,091	$161,703

Operating Earnings
Management believes that in addition to net earnings (loss), operating earnings as reported in the Consolidated Statements of Earnings (Loss) and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

The following table provides a reconciliation of net earnings (loss) under GAAP, as disclosed in the Consolidated Statement of Earnings (Loss) and Retained Earnings, to operating earnings (loss).

	Three months ended December 31,		Year ended December 31,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009
Operating earnings (loss)	$94,958	$(25,009)	$252,664	$186,828
Add (deduct):
Foreign exchange	1,042	17,791	12,712	122,846
Finance charges	(108,508)	(34,454)	(211,327)	(147,401)
Income taxes	18,051	16,787	8,042	(570)
Net earnings (loss)	$5,543	$(24,885)	$62,091	$161,703

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Precision is required to report its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Canadian Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year will be required on the effective date.

Precision’s IFRS project is on schedule and progressing well. Precision’s IFRS project team and management continue to liaise with the external auditors and key stakeholders in the Corporation to enable a timely and smooth transition to IFRS in 2011.

With respect to the key areas identified in previous reports, the following is a summary of additional progress:

IFRS 1 – First Time Adoption

IFRS 1 – First Time Adoption of IFRS - provides one-time accounting choices in the form of mandatory and optional exemptions.

Precision has identified the preferred IFRS 1 elections and calculated the potential impact of the elections on its financial statements.

Precision intends to restate its December 2008 acquisition of Grey Wolf under the principles outlined in IFRS 3 – Business Combinations. This is expected to reduce goodwill on Precision’s balance sheet by the amount of goodwill recorded on the acquisition of approximately US$455 million with an equivalent reduction in shareholder’s capital.  The difference arises in the accounting for the purchase consideration under IFRS versus Canadian GAAP. Under Canadian GAAP purchase consideration is valued based on Precision’s share price on the date at which the acquisition was announced and under IFRS it is valued based on the share price on the date at which the acquisition closed.

In accordance with the guidance in IFRS 1, upon implementation of IFRS, Precision intends to record certain drilling rigs at fair value as the deemed cost. Precision’s project team and management have obtained valuations for the selected rigs.  It is anticipated that the adjustment to the carrying value of these rigs to bring them to their fair value at the time of initial adoption of IFRS is a reduction of carrying value of approximately $145 million.  The offsetting entry will be recorded in future income tax and retained earnings.  The adjustment to the carrying value is subject to finalization of the valuation estimate and review by Precision’s auditor.

Precision has rebuilt historical property, plant and equipment records as if it had always followed IFRS principles except for those drilling rigs identified in the preceding paragraph.  As a result of rebuilding Precision’s historical records, there is expected to be a reduction in the opening IFRS net book value for property, plant and equipment of approximately $110 million. The offsetting entry will be recorded in future income tax and retained earnings as required under IFRS 1.

Capital Assets
Precision has analyzed the potential impact of component accounting on its financial statements. Based on the data collected in 2010, it is anticipated that upon adoption of IFRS, annual depreciation and amortization expense will increase by approximately 20% to 25% compared to depreciation and amortization recorded under Canadian GAAP. This is primarily due to the componentization of drilling rigs into three categories. The additional two categories are meant to better reflect the shorter useful lives of specific assets on the rig.

Internal controls over financial reporting of the capital and asset management process have been reviewed by Precision. Internal controls under IFRS are expected to remain similar to the controls under Canadian GAAP with the exception of management reports that have been redesigned for transition to IFRS.

Precision’s procedures for property, plant and equipment accounting have been revised to reflect changes as a result of transition to IFRS. Precision’s budget preparation procedures have also been revised to incorporate the changes resulting from differing treatment of capital and expense items under International Accounting Standards.

Financial Statement Disclosure
Sample financial statements were drafted and reviewed by management in the second quarter 2010. During the fourth quarter 2010, management and Precision’s IFRS project team further refined the sample financial statements to enable efficient preparation of the first set of fully compliant IFRS statements for the first quarter 2011.

Income Taxes
Precision continues to work on analyzing and implementing the requirements of IAS 12 Income Taxes.

Impairments
Precision continues to refine its IFRS Impairment test model by testing and reviewing the assumptions used in the model.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:  global demand for energy is rising; customer demand for oil and liquids rich natural gas drilling; active rig counts remaining stable or increasing; the rig count and utilization will continue to increase; increased liquidity in capital markets and higher oil commodity prices provide liquidity for customers to increase drilling programs; United States activity levels will continue to improve with oil and liquids rich natural gas activity leading the way; North American drilling activity levels will be higher in the first quarter of 2011 and, in Canada, during the 2011 winter drilling season; amount, timing, and  allocation of capital expenditures;  the potential for further reduction in natural gas drilling and related activity; the outcome of discussions regarding potential new build opportunities for rigs; the marketability of upgraded rigs; market dayrates will continue to improve; the deployment of new build rigs  and the location thereof; Precision's financial flexibility; the outcome of the  tax reassessment and appeal process; Precision’s expansion of drilling, directional drilling and  international presence; demand for rig personnel and possibility of wage increases offset by higher dayrates; the potential impacts of Precision's transition to IFRS; the effectiveness of Precision's risk management efforts; Precision's continued compliance with its financial covenants and ability to access its credit lines; possibility of further voluntary long-term debt reduction; the number of rigs under term contract and the trend to move to spot market dayrates upon expiry;  a reduction in gas directed drilling would be offset by an increase in oil and liquids rich natural gas drilling; and dayrate levels.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(stated in thousands of Canadian dollars)	December 31, 2010	December 31, 2009

ASSETS

Current assets:
Cash	$256,831	$130,799
Accounts receivable	414,901	283,899
Income tax recoverable	–	25,753
Inventory	4,933	9,008
	676,665	449,459

Income tax recoverable	64,579	64,579
Property, plant and equipment, net of accumulated depreciation	2,812,281	2,913,966
Intangibles	6,366	3,156
Goodwill	736,897	760,553
	$4,296,788	$4,191,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$215,653	$128,376
Income taxes payable	863	–
Current portion of long-term debt	–	223
	216,516	128,599

Long-term liabilities	30,319	26,693
Long-term debt	804,494	748,725
Future income taxes	667,540	703,195
	1,718,869	1,607,212

Shareholders’ equity:
Shareholders’ capital	2,771,023	–
Unitholders’ capital	–	2,770,708
Contributed surplus	10,471	4,063
Retained earnings	169,318	107,227
Accumulated other comprehensive loss	(372,893)	(297,497)
	2,577,919	2,584,501
	$4,296,788	$4,191,713

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(stated in thousands of Canadian dollars, except per share/unit amounts)	2010	2009	2010	2009

Revenue	$435,537	$286,067	$1,429,653	$1,197,446

Expenses:
Operating	255,742	169,832	886,748	692,243
General and administrative	34,406	23,620	107,522	98,202
Depreciation and amortization	50,431	35,451	182,719	138,000
Loss on asset decommissioning	–	82,173	–	82,173
Foreign exchange	(1,042)	(17,791)	(12,712)	(122,846)
Finance charges	108,508	34,454	211,327	147,401
Earnings (loss) before income taxes	(12,508)	(41,672)	54,049	162,273

Income taxes:
Current	2,879	(28,281)	7,634	(14,901)
Future	(20,930)	11,494	(15,676)	15,471
	(18,051)	(16,787)	(8,042)	570

Net earnings (loss)	5,543	(24,885)	62,091	161,703
Retained earnings (deficit), beginning of period	163,775	132,112	107,227	(48,068)
Distributions declared	–	–	–	(6,408)

Retained earnings, end of period	$169,318	$107,227	$169,318	$107,227
Earnings (loss) per share/unit:
Basic	$0.02	$(0.09)	$0.23	$0.65
Diluted	$0.02	$(0.09)	$0.22	$0.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009
Net earnings (loss)	$5,543	$(24,885)	$62,091	$161,703
Unrealized loss recorded on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(61,051)	(47,390)	(90,213)	(312,856)
Foreign exchange gain on net investment hedge with U.S, denominated debt, net of tax of $2,148	14,817	–	14,817	–
Comprehensive loss	$(40,691)	$(72,275)	$(13,305)	$(151,153)

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

Cash provided by (used in):
Operations:
Net earnings (loss)	$5,543	$(24,885)	$62,091	$161,703
Adjustments and other items not involving cash:
Long-term compensation plans	6,642	396	15,526	3,310
Depreciation and amortization	50,431	35,451	182,719	138,000
Loss on asset decommissioning	–	82,173	–	82,173
Future income taxes	(20,930)	11,494	(15,676)	15,471
Foreign exchange	(1,885)	4,670	(12,480)	(113,649)
Amortization of debt issue costs	93,193	13,774	143,593	43,893
Other	511	655	(1,075)	655
Changes in non-cash working capital balances	(58,313)	(53,097)	(69,303)	173,173
	75,192	70,631	305,395	504,729

Investments:
Purchase of property, plant and equipment	(110,948)	(13,992)	(175,901)	(193,435)
Proceeds on sale of property, plant and equipment	2,885	5,721	12,256	15,978
Changes in income tax recoverable	–	(6,524)	–	(6,524)
Changes in non-cash working capital balances	37,747	(6,103)	45,532	(26,250)
	(70,316)	(20,898)	(118,113)	(210,231)
Financing:
Increase in long-term debt	663,455	–	663,455	408,893
Repayment of long-term debt	(593,103)	(86,666)	(696,863)	(974,271)
Debt issue costs	(24,217)	–	(26,382)	(21,628)
Issuance of common shares on exercise of options	122	–	122	–
Re-purchase of trust units	–	–	(6)	–
Distributions paid	–	–	–	(27,233)
Issuance of trust units, net of issue costs	–	–	–	413,223
Changes in non-cash working capital balances	985	–	985	–
	47,242	(86,666)	(58,689)	(201,016)

Effect of exchange rate changes on cash and cash equivalents	(3,996)	(9,797)	(2,561)	(24,194)
Increase (decrease) in cash and cash equivalents	48,122	(46,730)	126,032	69,288
Cash and cash equivalents, beginning of period	208,709	177,529	130,799	61,511

Cash and cash equivalents, end of period	$256,831	$130,799	$256,831	$130,799

The following tabular information is stated in thousands of Canadian dollars except for share/unit amounts which are stated in thousands of shares/units.

Long-Term Debt
	December 31, 2010	December 31, 2009

Senior secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes	646,490	–
10.0% senior notes	175,000	175,000
Secured facility:
Term loan A	–	288,887
Term loan B	–	422,097
Revolving credit facility	–	–
	821,490	885,984
Less net unamortized debt issue costs	(16,996)	(137,036)
	804,494	748,948
Less current portion	–	(223)
	$804,494	$748,725

Per Share/Unit Amounts

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings (loss) per share/unit:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Net earnings (loss) – basic	$5,543	$(24,885)	$62,091	$161,703
Impact of assumed conversion of convertible debt, net of tax	–	–	–	1,229
Net earnings (loss) – diluted	$5,543	$(24,885)	$62,091	$162,932

Weighted average shares/units outstanding – basic	275,670	275,636	275,655	243,748
Effect of rights offering	–	–	–	6,177
Weighted average shares/units outstanding – basic	275,670	275,636	275,655	249,925

Effect of warrants	9,259	8,363	8,787	5,261
Effect of share options and other equity compensation plans	827	257	619	181
Effect of convertible debt	–	–	–	3,896
Effect of rights offering	–	–	–	342
Weighted average shares/units outstanding – diluted	285,756	284,256	285,061	259,605

Finance Charges

The following table provides a summary of the finance charges:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Interest:
Long-term debt	$15,677	$20,846	$67,570	$101,108
Other	34	27	97	2,883
Income	(269)	(193)	(803)	(483)
Amortization of debt issue costs	2,320	5,461	27,097	25,681
Accelerated amortization of debt issue costs from voluntary debt repayments	–	8,313	1,590	8,313
Loss on settlement of debt facilities	90,746	-	115,776	9,899
Finance charges	$108,508	$34,454	$211,327	$147,401

Income Taxes

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at December 31 is as follows:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Earnings (loss) before income taxes	$(12,508)	$(41,672)	$54,049	$162,273
Federal and provincial statutory rates	28%	29%	28%	29%
Tax at statutory rates	$(3,502)	$12,085	$15,134	$47,059
Adjusted for the effect of:
Non-deductible expenses	10,506	1,190	15,849	7,562
Non-taxable capital gains	(2,473)	(3,320)	(2,601)	(20,136)
Income taxed at lower rates	(22,384)	5,829	(43,557)	(30,983)
Income to be distributed to unitholders, not subject to tax in the Trust	–	(246)	–	(2,771)
Other	(198)	(8,155)	7,133	(161)
Income tax expense (recovery)	$(18,051)	$(16,787)	$(8,042)	$570

Segmented Information
Three months ended December 31, 2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$367,141	$71,596	$-	$(3,200)	$435,537
Segment profit (loss)	93,456	16,930	(15,428)	-	94,958
Depreciation and amortization	43,617	5,327	1,487	-	50,431
Total assets	3,550,844	395,109	350,835	-	4,296,788
Goodwill	624,758	112,139	-	-	736,897
Capital expenditures	103,485	5,888	1,575	-	110,948

Three months ended December 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$239,356	$49,119	$-	$(2,408)	$286,067
Segment profit (loss)	(10,752)	(6,477)	(7,780)	-	(25,009)
Depreciation and amortization	31,882	4,781	(1,212)	-	35,451
Total assets	3,566,078	388,245	237,390	-	4,191,713
Goodwill	648,414	112,139	-	-	760,553
Capital expenditures	11,086	1,875	1,031	-	13,992

Year ended December 31, 2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$1,212,656	$227,835	$-	$(10,838)	$1,429,653
Segment profit (loss)	260,459	37,667	(45,462)	-	252,664
Depreciation and amortization	156,179	21,491	5,049	-	182,719
Total assets	3,550,844	395,109	350,835	-	4,296,788
Goodwill	624,758	112,139	-	-	736,897
Capital expenditures	158,575	12,134	5,192	-	175,901

Year ended December 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$1,030,852	$176,422	$-	$(9,828)	$1,197,446
Segment profit (loss)	210,784	10,934	(34,890)	-	186,828
Depreciation and amortization	118,889	17,186	1,925	-	138,000
Total assets	3,566,078	388,245	237,390	-	4,191,713
Goodwill	648,414	112,139	-	-	760,553
Capital expenditures	182,855	2,897	7,683	-	193,435

FOURTH QUARTER AND YEAR END 2010 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 10, 2011.

The conference call dial in numbers are 1-877-240-9772 or 416-340-9531

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 17, 2011 by dialing 1-800-408-3053 or 905-694-9451, pass code 6675718.

About Precision

Precision is a leading provider of safe, High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Website:  www.precisiondrilling.com